Exhibit 99.1

1st Quarter 2010 • Earnings News Release • Three months ended January 31, 2010
TD Bank Financial Group Reports First Quarter 2010 Results

This quarterly earnings release should be read in conjunction with our First Quarter 2010 Report to Shareholders for the three months ended January 31, 2010, which is available on our website at http://www.td.com/investor/qr_2010.jsp. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:
•	Reported diluted earnings per share were $1.44, compared with $0.75.
•	Adjusted diluted earnings per share were $1.60, compared with $1.27.
•	Reported net income was $1,297 million, compared with $653 million.
•	Adjusted net income was $1,430 million, compared with $1,090 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $112 million after tax (13 cents per share), compared with $127 million after tax (14 cents per share) in the first quarter last year.
•
A gain of $4 million after tax due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $200 million after tax (24 cents per share) in the first quarter last year.

•
Restructuring and integration charges of $46 million after tax (5 cents per share) relating to the acquisition of Commerce, compared with $67 million after tax (8 cents per share) in the first quarter last year.

•
A loss of $7 million after tax (1 cent per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $12 million after tax (1 cent per share) in the first quarter last year.

•	A positive impact of $11 million after tax (1 cent per share) resulting from scheduled changes in the statutory income tax rate on net future income tax liability.
•	Release of provision for insurance claims of $17 million after tax (2 cents per share) arising from a favourable Supreme Court ruling on a court decision in Alberta.

TORONTO, March 4, 2010 - TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2010. Overall results for the quarter reflected very strong earnings at TDBFG’s retail business in Canada and in Wholesale Banking, as well as a solid performance from the U.S. banking business.
“Our year is off to a great start after an excellent first quarter that featured record revenue of more than $5 billion, stable levels of loan losses and good expense management. These results display the earnings power of our Canadian retail business,” said Ed Clark, President and Chief Executive Officer, TDBFG. “Wholesale Banking also had an impressive quarter and our U.S. operations continue to perform despite a challenging economic environment.”

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted record earnings of $720 million in the first quarter, up 23% from the same period last year, as double-digit revenue growth more than offset an increase in PCL. TD Canada Trust (TDCT) reported strong volumes across most products, particularly in real-estate secured lending and in personal and business deposits.
“The record performance at TDCT shows that this incredibly resilient franchise is thriving despite the headwinds that continue to linger in the economy. Provision for credit losses was stable when compared to the prior quarter. Business banking provisions remained low and we are seeing signs that losses may be close to peaking in personal banking,” Clark said. “Along with TDCT’s excellent financial results, our customer satisfaction measures also hit a record in the quarter, illustrating our ongoing commitment to delivering the best possible customer experience.”

Wealth Management
Global Wealth net income, which excludes TDBFG’s reported investment in TD Ameritrade, was $101 million in the quarter, up 35% compared with the first quarter of last year, driven by higher client assets, solid fund sales and higher trading volumes in the online brokerage business. TD Ameritrade contributed $43 million in earnings to the segment, down 44% from the same period last year, due to lower earnings and a stronger Canadian dollar.
“The rebound in equity markets and solid sales of long-term mutual funds helped us continue to grow assets in the quarter in Global Wealth, coupled with a good level of transaction activity,” Clark said. “We plan to build on this momentum and to continue investing in technology and growing our product offering. Our outlook for Wealth Management remains cautiously optimistic despite some lingering market and investor uncertainty.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$172 million in reported net income in the quarter. On an adjusted basis, the segment earned US$216 million in the quarter, up 5% from the first quarter of last year. Revenue increased 10% from the same period a year ago, driven partly by a combined deposit fee structure introduced in connection with the Commerce conversion. These fees are expected to decline over the balance of the year. PCL remained relatively flat from the first quarter of last year, at US$191 million. Personal loan and deposit growth was strong, while commercial volumes were maintained despite declining market volumes in the U.S.
“TD Bank, America’s Most Convenient Bank, had a solid quarter despite a weak U.S. economy that points to continuing elevated credit losses and lower margins this year.” said Clark. “Our legendary service, longer hours and unmatched convenience are helping us grow organically. We remain confident our business model is working and positioning us well for profitable growth as the U.S. economy gradually improves.”

Wholesale Banking
Wholesale Banking reported very strong net income for the quarter of $372 million, up 40% from the same period last year. The segment delivered superior returns across a number of businesses, including stronger credit trading and lending revenue. The segment was also able to exit or amend a number of transactions profitably during the quarter, which contributed to higher earnings.
“The performance of our wholesale bank continues to be impressive as capital markets activity picks up and credit spreads tighten, again validating our franchise model and our disciplined approach to risk,” Clark said. “During the quarter, we were also able to exit certain non-core positions under favourable market conditions, which helped our results. In 2010, we plan to focus on expanding our North American fixed income and foreign exchange businesses and cementing our position as a top-tier integrated domestic investment dealer.”

Conclusion
“Overall, we feel great about our results and the momentum we have going into this year. The strategy of focusing on our lower-risk, growing retail businesses and our prudent approach to risk management give us confidence that 2010 will be a solid year, despite a still-recovering economy,” Clark said. “Economic weakness remains a challenge going forward, as does the regulatory uncertainty in the U.S. However, our capital levels remain robust and position us to emerge even stronger when the economic recovery is complete.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements made in this earnings news release in the “Business Outlook” section for each segment and in other statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current uncertainty related to the financial, economic, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report.  Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in this earnings news release under the headings “Business Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 4

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091,2
Results of operations
Total revenue	$5,037	$4,718	$4,150
Provision for credit losses	517	521	630
Non-interest expenses	2,981	3,095	3,020
Net income - reported3	1,297	1,010	653
Net income - adjusted3	1,430	1,307	1,090
Economic profit4	367	262	82
Return on common equity - reported	14.0%	11.0%	7.2%
Return on invested capital4	13.6%	12.6%	10.8%
Financial position
Total assets	$567,454	$557,219	$586,402
Total risk-weighted assets	190,644	189,585	211,098
Total shareholders’ equity	39,474	38,720	39,087
Financial ratios
Efficiency ratio - reported	59.2%	65.6%	72.8%
Efficiency ratio - adjusted	55.1%	58.4%	61.6%
Tier 1 capital to risk-weighted assets	11.5%	11.3%	10.1%
Provision for credit losses as a % of net average loans	0.79%	0.79%	1.00%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.45	$1.12	$0.75
Diluted earnings	1.44	1.12	0.75
Dividends	0.61	0.61	0.61
Book value	41.86	41.13	42.79
Closing share price	63.00	61.68	39.80
Shares outstanding (millions)
Average basic	859.3	855.6	832.6
Average diluted	864.2	861.1	834.2
End of period	862.0	858.8	848.7
Market capitalization (billions of Canadian dollars)	$54.3	$53.0	$33.8
Dividend yield	3.8%	3.7%	5.0%
Dividend payout ratio	42.0%	54.3%	82.7%
Price to earnings ratio	15.1	17.8	9.3
Common share information - adjusted (Canadian dollars)
Per share earnings
Basic	$1.61	$1.47	$1.28
Diluted	1.60	1.46	1.27
Dividend payout ratio	37.9%	41.5%	48.6%
Price to earnings ratio	11.1	11.6	8.4
1  As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, the reporting periods of U.S. entities are aligned with the reporting period of the Bank. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag.
2  Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.
3  Adjusted and reported results are explained in the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
4  Economic profit and return on invested capital are non-GAAP financial measures and are explained in the “Economic Profit and Return on Invested Capital” section.

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 5

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091
Net interest income	$2,849	$2,825	$2,728
Non-interest income	2,188	1,893	1,422
Total revenue	5,037	4,718	4,150
Provision for credit losses	517	521	630
Non-interest expenses	2,981	3,095	3,020
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,539	1,102	500
Provision for (recovery of) income taxes	270	132	(92)
Non-controlling interests in subsidiaries, net of income taxes	27	27	28
Equity in net income of an associated company, net of income taxes	55	67	89
Net income - reported	1,297	1,010	653
Preferred dividends	49	48	29
Net income available to common shareholders - reported	$1,248	$962	$624
1   Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

The following table provides a reconciliation between the Bank’s adjusted and reported results.

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted	For the three months ended
(millions of Canadian dollars)	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$2,849	$2,825	$2,728
Non-interest income1	2,162	1,984	1,722
Total revenue	5,011	4,809	4,450
Provision for credit losses2	517	521	550
Non-interest expenses3	2,761	2,807	2,741
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,733	1,481	1,159
Provision for (recovery of) income taxes4	348	231	145
Non-controlling interests in subsidiaries, net of income taxes	27	27	28
Equity in net income of an associated company, net of income taxes5	72	84	104
Net income - adjusted	1,430	1,307	1,090
Preferred dividends	49	48	29
Net income available to common shareholders - adjusted	1,381	1,259	1,061
Adjustments for items of note, net of income taxes:
Amortization of intangibles6	(112)	(116)	(127)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio7	4	(73)	(200)
Restructuring and integration charges relating to the Commerce acquisition8	(46)	(89)	(67)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses9	(7)	(19)	12
Recovery of (provision for) income taxes due to changes in statutory income tax rates 10	11	-	-
Release of (provision for) insurance claims11	17	-	-
General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking12	-	-	(55)
Total adjustments for items of note	(133)	(297)	(437)
Net income available to common shareholders - reported	$1,248	$962	$624

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 6

1  Adjusted non-interest income excludes the following items of note: first quarter 2010 - $11 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $12 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; $25 million recovery of insurance claims, as explained in footnote 11; fourth quarter 2009 - $30 million loss due to change in fair value of CDS hedging the corporate loan book; $61 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio.
2  Adjusted provision for credit losses (PCL) excludes the following items of note: first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.
3  Adjusted non-interest expenses excludes the following items of note: first quarter 2010 - $149 million amortization of intangibles, as explained in footnote 6; $71 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 8; fourth quarter 2009 - $151 million amortization of intangibles; $137 million restructuring and integration charges related to the Commerce acquisition; first quarter 2009 - $173 million amortization of intangibles; $106 million restructuring and integration charges related to the Commerce acquisition.
4  For reconciliation between reported and adjusted provision for income taxes, see the ‘Reconciliation of non-GAAP provision for (recovery of) income taxes’ table in the “Taxes” section.
5  Adjusted equity in net income of an associated company excludes the following items of note: first quarter 2010 - $17 million amortization of intangibles, as explained in footnote 6; fourth quarter 2009 - $17 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles.
6  Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.
7  Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
8  As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, and marketing (including customer communication and rebranding). Including the current quarter, US$550 million in total has been disclosed as the item of note for restructuring and integration charges related to the acquisition of Commerce and related initiatives in the relevant quarters. U.S. Personal and Commercial Banking has elected not to include any further Commerce-related restructuring and integration charges in this item of note as the efforts in these areas wind down and in light of the fact that the restructuring and integration is substantially complete. US$14 million of non-interest expenses this quarter relating to residual restructuring and integration is not included in the amount of the item of note this quarter.
9  The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.
10 This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11 The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta. The provision for the case in the Atlantic provinces remains as the ultimate outcome is not yet determinable.
12 Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20092
Diluted - reported	$1.44	$1.12	$0.75
Items of note affecting income (as above)	0.16	0.34	0.52
Diluted - adjusted	$1.60	$1.46	$1.27
Basic - reported	$1.45	$1.12	$0.75
1
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 7

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2009 Annual Report and Note 34 to the 2009 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $96 million, compared with $185 million in the first quarter last year, and $120 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 8

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$1,744	$1,668	$1,494
Non-interest income	795	766	798
Total revenue	2,539	2,434	2,292
Provision for credit losses	315	313	266
Non-interest expenses	1,194	1,226	1,186
Net income	720	622	584
Selected volumes and ratios
Return on invested capital	31.3%	27.1%	26.9%
Margin on average earnings assets (including securitized assets)	2.93%	2.88%	2.82%
Efficiency ratio	47.0%	50.4%	51.7%
Number of Canadian retail stores	1,111	1,116	1,102
Average number of full-time equivalent staff	33,278	33,080	32,624

Quarterly comparison - Q1 2010 vs. Q1 2009
Canadian Personal and Commercial Banking net income for the quarter was $720 million, an increase of $136 million, or 23%, compared with the first quarter last year. The annualized return on invested capital for the quarter was 31.3% compared with 26.9% in the first quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking and insurance. Revenue for the quarter was $2,539 million, an increase of $247 million, or 11%, compared with the first quarter last year primarily due to strong volume growth across most banking products and, to a lesser extent, higher margins, which were partly offset by higher insurance claims. Volume growth was primarily in real estate secured lending, and in personal and business deposits. Higher margins in real estate secured lending were partly offset by margin compression in deposits. Margin on average earning assets increased by 11 bps to 2.93% compared with the first quarter last year. Compared with the first quarter last year, real-estate secured lending volume, including securitizations, increased $21.3 billion, or 14%, while consumer loan volume increased $4.1 billion, or 15%. Business loans and acceptances volume increased $1.2 billion, or 4%. Personal deposit volume increased $6.5 billion, or 5%, while business deposit volume increased $6.4 billion, or 14%. Gross originated insurance premiums increased $53 million, or 9%.
PCL for the quarter was $315 million, an increase of $49 million, or 18%, compared with the first quarter last year. Personal banking PCL was $277 million, an increase of $32 million, or 13%, compared with the first quarter last year mainly due to volume growth and higher provisions related to indirect auto lending, and credit cards. Business banking PCL was $38 million, an increase of $17 million, or 81%, compared with the first quarter last year. Annualized PCL as a percentage of credit volume was 0.51%, an increase of 1 bp compared with the first quarter last year. Net impaired loans, including the U.S. credit card business, were $581 million, a decrease of $22 million, or 4%, over the first quarter last year. The decrease was due to active management of impaired loans in Commercial Banking. Net impaired loans as a percentage of total loans were 0.96%, compared with 1.11% as at January 31, 2009.
Non-interest expenses for the quarter were $1,194 million, an increase of $8 million, or 1%, compared with the first quarter of last year, primarily due to higher employee compensation, partly offset by lower litigation costs.
The average full-time equivalent (FTE) staffing levels increased 654, or 2%, compared with the first quarter last year. The efficiency ratio for the quarter improved to 47.0%, compared with 51.7% in the first quarter last year.

Quarterly comparison - Q1 2010 vs. Q4 2009
Canadian Personal and Commercial Banking net income for the quarter increased $98 million, or 16%, compared with the prior quarter. The annualized return on invested capital for the quarter was 31.3%, compared with 27.1% in the prior quarter.
Revenue for the quarter increased $105 million, or 4%, compared with the prior quarter due to higher real estate secured lending margins, continued strong volume growth, and lower claims from severe weather related events in insurance. This was partially offset by lower mortgage breakage fee income and margin compression on deposits. Margin on average earning assets increased by 5 bps to 2.93% compared with the prior quarter. Compared with the prior quarter, real-estate secured lending volume, including securitizations, increased $5.1 billion, or 3%, consumer loan volume increased $0.8 billion, or 3%, while business loans and acceptances volume was flat. Personal deposit volume increased $0.8 billion, or 1%, while business deposit volume increased $2.0 billion, or 4%. Gross originated insurance premiums decreased $95 million, or 13% due to the seasonality of policy renewals.
PCL for the quarter increased $2 million, or 1%. Net impaired loans decreased $40 million, or 6%, compared to the prior quarter largely from higher provisions. Net impaired loans as a percentage of total loans were 0.96%, compared with 1.04% as at October 31, 2009.
Non-interest expenses for the quarter decreased $32 million, or 3%, compared with the prior quarter, largely due to lower marketing costs and project related expenditures, partially offset by higher employee compensation expenses.
The average FTE staffing levels increased 198, or 1%, compared with the prior quarter. The efficiency ratio for the current quarter improved to 47.0%, compared with 50.4% in the prior quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 9

Business Outlook
Earnings are expected to be strong through 2010 as we continue to benefit from our leadership position in branch hours and the ongoing investment in our network. Revenue growth in 2010 should be solid as margins stabilize. PCLs on personal loans are expected to be relatively stable and expenses will be well controlled to maintain a healthy gap between the growth in revenue and expenses. Although insurance revenue remains somewhat vulnerable to rising claim costs, strong underlying business growth combined with improving product margins and a return to more normal weather related claim levels should provide positive momentum through 2010. Expenses in 2010 are anticipated to be higher relative to last year due to higher employee compensation and benefit costs, and investment in strategic initiatives to support future growth.

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$66	$67	$75
Non-interest income	524	520	453
Total revenue	590	587	528
Non-interest expenses	446	444	419

Global Wealth net income	101	97	75
TD Ameritrade net income	43	59	77
Net income	144	156	152
Selected volumes and ratios
Assets under administration	200	191	163
Assets under management	172	171	170
Return on invested capital	12.7%	13.6%	13.1%
Efficiency ratio	75.6%	75.6%	79.4%
Average number of full-time equivalent staff	7,034	6,769	6,835

Quarterly comparison - Q1 2010 vs. Q1 2009
Wealth Management net income for the quarter was $144 million, a decrease of $8 million, or 5%, compared with the first quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $101 million, an increase of $26 million, or 35%, compared with the first quarter last year largely driven by higher client assets and trading volumes. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $43 million, a decrease of $34 million, or 44%, compared with the first quarter last year. The decline was primarily due to lower earnings at TD Ameritrade as the impact of lower net interest margin more than offset significant growth in customer assets and accounts. The contribution of TD Ameritrade to the segment was also negatively impacted by the translation effect of a stronger Canadian dollar. For its first quarter ended December 31, 2009, TD Ameritrade reported net income of US$136 million, a decrease of US$48 million, or 26%, compared with the first quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 12.7%, compared with 13.1% in the first quarter last year.
Wealth Management revenue is derived primarily from online brokerage, the advice-based businesses, and asset management. Revenue for the quarter was $590 million, an increase of $62 million, or 12%, compared to the first quarter last year. This increase was primarily due to higher fees from increased average client assets, higher trading volumes, the inclusion of U.K. acquisitions, and higher client deposits and margin loans. This increase was partially offset by lower revenue due to margin compression resulting from the low interest rate environment and reduced commissions per trade as we grow our active trader client base in the online brokerage business.
Non-interest expenses for the quarter were $446 million, an increase of $27 million, or 6%, compared with the first quarter last year. This increase was primarily due to higher variable compensation associated with the increased fee based revenue earned on higher client assets, higher infrastructure investment to support business growth, and the inclusion of U.K. acquisitions related costs. These increases were partially offset by a provision related to an indirect exposure to one or more funds in the first quarter last year and the current period’s reduced staffing levels resulting from realignment of the U.S. wealth management businesses.
The average FTE staffing levels increased by 199, or 3%, compared with the first quarter last year primarily due to additional FTEs related to the U.K. acquisitions and increased staff levels related to higher business volumes, partially offset by a reduction of staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 75.6%, compared with 79.4% in the first quarter last year.
Assets under administration of $200 billion, as at January 31, 2010, increased by $37 billion, or 23%, from January 31, 2009. Assets under management of $172 billion, as at January 31, 2010, increased by $2 billion, or 1%, from January 31, 2009. These increases were driven by market appreciation and net new client assets.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 10

Quarterly comparison - Q1 2010 vs. Q4 2009
Wealth Management net income for the quarter decreased $12 million, or 8%, compared with the prior quarter. Global Wealth net income increased $4 million, or 4%, compared with the prior quarter mainly due to lower expenses as a result of increased expenses incurred last quarter to streamline and enhance operations. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $16 million, or 27%, compared with the prior quarter. The decline was driven by lower earnings at TD Ameritrade on lower levels of customer activity as well as the translation effect of a stronger Canadian dollar. For its first quarter ended December 31, 2009, TD Ameritrade reported net income decreased US$21 million, or 13%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 12.7%, compared with 13.6% in the prior quarter.
Revenue for the quarter increased $3 million, or 1%, compared with the prior quarter, primarily due to increased fee based revenue from higher average client assets in the asset management and advice-based businesses and the inclusion of U.K. acquisitions. This increase was partially offset by lower seasonal trading volumes, declining commissions per trade in the online brokerage business, and continued margin compression.
    Non-interest expenses increased $2 million compared to the prior quarter. Excluding several items incurred last quarter to streamline and enhance operations, expenses increased $14 million. This increase was the result of the inclusion of U.K. acquisitions related costs, higher infrastructure investment to support business growth, higher benefit expenses, and higher variable compensation associated with the increased fee based revenue earned on higher client assets.
The average FTE staffing levels increased 265, or 4%, compared with the prior quarter, primarily due to additional FTE related to the U.K. acquisitions and staffing to service seasonal volumes. These increases were partially offset by reduced FTE in the U.S. wealth management businesses. The efficiency ratio for the current quarter remained the same at 75.6% compared with the prior quarter.
Assets under administration as at January 31, 2010 increased $9 billion, or 5%, from October 31, 2009. Assets under management as at January 31, 2010 increased $1 billion, or 1%, from October 31, 2009. These increases were driven by market appreciation and net new client assets.

Business Outlook
In the first quarter, the advice-based and asset management businesses continued the trend of stronger asset growth due to a rebound in equity markets at the beginning of the quarter. Client engagement remains strong as evidenced by growth in new accounts and client assets. Our outlook for the remainder of 2010 remains cautiously optimistic as market volatility continues to exist.

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091
Net interest income	$829	$840	$892	$788	$781	$736
Non-interest income	315	273	302	299	255	249
Total revenue	1,144	1,113	1,194	1,087	1,036	985
Provision for credit losses - loans	192	175	139	182	162	115
Provision for credit losses - securities classified as loans	9	41	93	9	39	75
Provision for credit losses - total	201	216	232	191	201	190
Non-interest expenses - reported	746	806	801	709	751	660
Non-interest expenses - adjusted	674	$669	$696	641	623	573
Net income - reported	181	122	181	172	113	151
Net income - adjusted	227	211	248	216	196	206
Selected volumes and ratios
Return on invested capital	5.0%	4.5%	4.8%	5.0%	4.5%	4.8%
Margin on average earnings assets (TEB)	3.41%	3.46%	3.62%	3.41%	3.46%	3.62%
Efficiency ratio - reported	65.2%	72.4%	67.1%	65.2%	72.4%	67.1%
Efficiency ratio - adjusted	58.9%	60.1%	58.3%	58.9%	60.1%	58.3%
Number of U.S. retail stores	1,039	1,028	1,006	1,039	1,028	1,006
Average number of full-time equivalent staff	19,117	19,242	19,593	19,117	19,242	19,593
1  Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 11

Quarterly comparison - Q1 2010 vs. Q1 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter was $181 million, which was in line with the first quarter last year. Adjusted net income for the quarter was $227 million, a decrease of $21 million, or 8%. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $24 million and $35 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 5.0%, compared with 4.8% in the first quarter last year.
U.S. Personal and Commercial Banking revenue is derived from traditional personal and commercial banking sources. In U.S. dollar terms, revenue for the quarter was US$1,087 million, an increase of US$102 million, or 10%, compared with the first quarter last year primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion, as well as overall deposit growth. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. Margin on average earning assets decreased by 21 bps to 3.41% compared to the first quarter last year primarily due to rate compression arising from the lower overall level of interest rates. Average loans increased US$3 billion, or 6%, with average personal loans increasing US$3 billion, or 17%, and average business loans remaining essentially in line with the first quarter last year. Average deposits increased US$22 billion, or 23%, which included a US$17 billion increase in TD Ameritrade money market deposit accounts (MMDAs). Average deposit volume, excluding the impact of the TD Ameritrade MMDAs, increased US$5 billion, or 6%. Business deposit volumes (excluding government) increased US$3 billion, or 15%, government deposit volumes declined US$2 billion, or 11%, and personal deposit volumes increased US$4 billion, or 11%.
Total PCL for the quarter was US$191 million, flat with the first quarter last year. PCL for loans for the quarter was US$182 million, an increase of US$67 million, or 58%, compared to the first quarter last year primarily due to higher levels of charge-offs and higher reserve requirements resulting from the recession in the U.S. Annualized PCL for loans as a percentage of credit volume was 1.3%, an increase of 42 bps compared with the first quarter last year. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,019 million, an increase of US$555 million, or 120%, compared with the first quarter last year. The increase was largely due to net new formations resulting from continued weakness in the commercial real estate market and the recession in the U.S. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.93%, compared with 0.92% as at January 31, 2009. PCL for securities classified as loans for the quarter was US$9 million, a decrease of $66 million compared with the first quarter last year due to the relative stability of the U.S. housing market in the current quarter. Net impaired securities classified as loans were US$314 million at January 31, 2010.
Reported non-interest expenses for the quarter were US$709 million, an increase of US$49 million, or 7%, compared with the first quarter last year. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter were US$641 million, an increase of US$68 million, or 12%, largely due to increased FDIC premiums, new store expenses, higher levels of asset recovery and security related expenses, and US$14 million of residual restructuring and integration charges relating to the Commerce acquisition. As the efforts in these areas wind down and the restructuring and integration is substantially complete, residual restructuring and integration costs for Commerce are not included in the item of note.
The average FTE staffing levels decreased by 476, or 2%, compared with the first quarter last year. Included in this decrease is a reduction of approximately 900 FTE staff due to integration efforts and store consolidations, partially offset by the increase of approximately 400 FTE staff resulting from 32 new store openings since the first quarter last year. The reported efficiency ratio for the quarter improved to 65.2%, compared with 67.1% in the first quarter last year. The adjusted efficiency ratio for the quarter of 58.9% was essentially in line with the first quarter last year.

Quarterly comparison - Q1 2010 vs. Q4 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter increased $59 million, or 48%, compared with the prior quarter. Adjusted net income for the quarter increased $16 million, or 8%. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $3 million and $5 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 5.0%, compared with 4.5% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$51 million, or 5%, compared with the prior quarter primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. Margin on average earning assets decreased by 5 bps to 3.41% compared to the prior quarter, primarily due to higher volume of low spread deposit products. Average loans were essentially flat with the prior quarter with average business loans decreasing 1% and average personal loans increasing 3%. Average deposits increased US$6 billion, or 6%, compared to the prior quarter, including a US$5 billion increase in average deposits of TD Ameritrade MMDAs. Average deposit volume excluding the impact of the TD Ameritrade MMDAs, increased US$1 billion, or 1%, with 2% growth in business deposit volume, including government deposits which were essentially flat, and a marginal increase in personal deposit volume.
  Total PCL for the quarter decreased US$10 million, or 5%. PCL for loans increased US$20 million, or 12%, compared with the prior quarter. Annualized PCL for loans as a percentage of credit volume was 1.3%, an increase of 8 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,019 million, an increase of US$140 million, or 16%, compared with the prior quarter. The increase was largely due to net new formations resulting from continued weakness in the commercial real estate markets and the recession in the U.S. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.93%, compared with 1.55% as at October 31, 2009. PCL for securities classified as loans decreased US$30 million compared with the prior quarter due to the relative stability of the U.S. housing market in the current quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 12

Reported non-interest expenses for the quarter decreased US$42 million, or 6%, compared with the prior quarter. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter increased US$18 million, or 3%, due primarily to US$14 million of residual restructuring and integration charges relating to Commerce not included in the item of note as these efforts wind down and restructuring and integration is substantially complete.
The average FTE staffing decreased 125, or 1%, compared with the prior quarter. Included in this decrease is a reduction of approximately 275 FTE staff due to integration efforts, partially offset by the increase of approximately 150 FTE staff resulting from 13 new store openings since the prior quarter. The reported efficiency ratio for the quarter improved to 65.2%, compared with 72.4% in the prior quarter. The adjusted efficiency ratio for the quarter improved to 58.9%, compared with 60.1%.

Business Outlook
Loan volume growth is expected to moderate in 2010 due primarily to lower demand. Organic deposit growth momentum is expected to continue due to maturing stores, while regulatory changes in the U.S. are expected to reduce certain transaction fees. PCL is expected to remain at current levels for the balance of the year. Key drivers of performance in 2010 are anticipated to be core deposit and loan growth, with a constant monitoring of credit quality, competitive pricing, proposed and pending regulations in the U.S. related to consumer finance, and solid expense control.

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$513	$579	$720
Non-interest income	400	307	119
Total revenue (TEB)	913	886	839
Provision for credit losses	8	7	66
Non-interest expenses	376	347	388
Net income	372	372	265
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	34	34	51
Return on invested capital	45.2%	46.0%	22.3%
Efficiency ratio - reported	41.2%	39.2%	46.2%
Average number of full-time equivalent staff	3,091	3,057	3,025

Quarterly comparison - Q1 2010 vs. Q1 2009
Wholesale Banking net income for the quarter was $372 million, an increase of $107 million, or 40%, compared with the first quarter last year. The increase was driven by solid performance across all business lines including improved credit trading and lending revenue, and lower credit provisions. The operating environment was less volatile compared to the first quarter last year when results were impacted by net security losses in the equity investment portfolio, unfavourable credit valuation adjustments, and credit trading losses, partially offset by a recovery from the cancellation of a loan commitment. The annualized return on invested capital for the quarter was 45.2%, compared with 22.3% in the first quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $913 million, an increase of $74 million, or 9%, compared with the first quarter last year. The increase was primarily due to improved credit trading and lending revenue and favourable credit valuation adjustments. Improved credit markets and demand for corporate bonds resulted in trading gains and the exit of certain non-core credit positions at net gains. Declines in credit spreads contributed to a small release of credit valuation adjustments as compared to a significant increase in the first quarter last year. Revenue offsets compared to the first quarter last year were due to less volatile markets presenting fewer trading opportunities in foreign exchange markets, reduced non-taxable transaction revenue affecting the equity derivatives portfolio, and a significant recovery from the cancellation of a loan commitment in the first quarter last year. Corporate lending revenue increased due to higher margins and loan fees offset by lower volumes. The investment portfolio reported a small gain this quarter compared to net security losses in the first quarter last year due to significant declines in North American equity markets last year.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection. PCL for the current quarter was $8 million, compared with $66 million in the first quarter last year. PCL in the current quarter includes minor specific provisions offset by a recovery on a specific loan. PCL for the first quarter last year included specific allowances of $56 million related to credit exposures in the corporate lending and merchant banking portfolios as well as the cost of credit protection. Wholesale Banking continues to proactively manage its credit risk and currently holds $1.3 billion in notional CDS protection against the lending portfolio.
Non-interest expenses for the quarter were $376 million, a decrease of $12 million, or 3%, compared with the first quarter last year primarily due to lower severance costs.

Quarterly comparison - Q1 2010 vs. Q4 2009
Wholesale Banking net income for the quarter was in line with the prior quarter as improved interest rate, foreign exchange, and credit trading results were offset by weaker equity revenue, lower releases of credit valuation adjustments, and higher non-interest expenses. The annualized return on invested capital for the quarter was 45.2%, compared with 46.0% in the prior quarter.
Revenue for the quarter increased $27 million, or 3%, compared with the prior quarter primarily due to improved sales and trading revenue in the interest rate and foreign exchange businesses. New issue origination in the quarter was very strong which also enhanced client trading activity. Credit trading improved as certain non-core positions were exited and favourable market conditions allowed the segment to amend a number of transactions on a profitable basis. These increases were partially offset by lower trading revenue in equities and reduced releases of credit valuation adjustments as credit spreads tightened less compared with the prior quarter.
PCL for the quarter increased $1 million compared with the prior quarter. PCL for the current and prior quarters included $9 million in the cost of credit protection. In the current quarter, minor specific provisions taken for corporate lending and merchant banking credits were offset by a recovery related to a single credit exposure in the corporate lending portfolio.
Non-interest expenses for the quarter increased $29 million, or 8%, compared with the prior quarter primarily due to higher variable compensation, partially offset by lower severance and regulatory costs.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 13

Business Outlook
Wholesale Banking had a very strong quarter delivering superior returns across a number of businesses while continuing to focus on growing its franchise businesses. The operating environment remained favourable as key market indices advanced and credit spreads tightened. As expected, we are starting to see moderation in some key markets, particularly in the foreign exchange and short-term interest rate markets. We expect this moderation to continue through 2010 with a corresponding moderation in earnings. Key priorities for 2010 include expanding the North American fixed income and foreign exchange businesses and solidifying our position as a top-ranked integrated domestic investment dealer.

Corporate
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Corporate segment net loss - reported	$(120)	$(262)	$(529)
Adjustments for items of note, net of income taxes
Amortization of intangibles	112	116	127
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(4)	73	200
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	7	19	(12)
Provision for (recovery of) income taxes due to changes in statutory income tax rates	(11)	-	-
General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking1	-	-	55
Provision for (release of) insurance claims	(17)	-	-
Total adjustments for items of note	87	208	370
Corporate segment net loss - adjusted	$(33)	$(54)	$(159)

Decomposition of items included in net loss - adjusted
Net securitization	$(5)	$(2)	$(33)
Unallocated corporate expenses	(62)	(90)	(60)
Other	34	38	(66)
Corporate segment net loss - adjusted	$(33)	$(54)	$(159)
1  Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

Adjusted results are non-GAAP. Refer to the “How the Bank Reports” section for an explanation and reconciliation of reported and adjusted results.

Quarterly comparison - Q1 2010 vs. Q1 2009
Corporate segment’s reported net loss for the quarter was $120 million, compared with a reported net loss of $529 million in the first quarter last year. Adjusted net loss for the quarter was $33 million, compared with an adjusted net loss of $159 million. Compared with the first quarter last year, the lower adjusted net loss was primarily attributable to higher securitization gains and favourable valuations, a decrease in losses associated with economic hedging activities, and the negative impact of unfavourable tax items reported last year, partially offset by the Winstar litigation gain in the first quarter last year.

Quarterly comparison - Q1 2010 vs. Q4 2009
Corporate segment’s reported net loss for the quarter was $120 million, compared with a reported net loss of $262 million in the prior quarter. Adjusted net loss for the quarter was $33 million, compared with an adjusted net loss of $54 million. The lower adjusted net loss was primarily attributable to favourable securitization valuations and lower net corporate expenses, partially offset by the impact of tax benefits reported in the prior quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 14

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner/isd

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TDBFG website at www.td.com/investor/qr_2010.jsp.

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call in Toronto, Ontario on March 4, 2010. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the first quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at www.td.com/investor/qr_2010.jsp on March 4, 2010, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2010.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 4, 2010, until April 4, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4206892#.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2010 EARNINGS NEWS RELEASE	Page 15

Annual Meeting
Thursday, March 25, 2010
9:30 a.m. (EDT)
Fairmont Le Château Frontenac
Québec, Québec

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Tim Thompson, Senior Vice President, Investor Relations, 416-308-9030;
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149